SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          GUILFORD PHARMACEUTICALS INC.
                     ---------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)


                                    401829106
                     ---------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 401829 10 6        13G                               Page 2 of 4 Pages



         1  Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

         SCIOS INC. (formerly Scios Nova Inc.)
              95-3701481

          2 Check the Appropriate Box if a Member of a Group*

         NOT APPLICABLE          (a) ____
                                 (b) ____

          3  SEC Use Only

             ------------------------------

          4  Citizenship or Place of Organization

              DELAWARE

          Number of         5  Sole Voting Power
          Shares                   1,367,500
          Beneficially      6  Shared Voting Power
          Owned By Each              -0-
          Reporting         7  Sole Dispositive Power
          Person                   1,367,500
          With              8  Shared Dispositive Power
                                     -0-

          9  Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,367,500

          10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
                Shares*

             NOT APPLICABLE

          11 Percent of Class Represented by Amount in Row 9
                    7.0%

          12 Type of Reporting Person*
             CO

                   *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP NO. 401829106          13G                               Page 3 of 4 Pages


Item 1(a).  Name of Issuer
Guilford Pharmaceuticals Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices
6611 Tributary Street
Baltimore, MD  21224

Item 2(a).  Name of Person Filing
Scios Inc. (formerly Scios Nova Inc.)

Item 2(b).  Address of Principal Business Office
2450 Bayshore Parkway
Mountain View, CA 94043

Item 2(c).  Citizenship
Delaware

Item 2(d).  Title of Class of Securities
Common Stock

Item 2(e).  CUSIP No.
401829 10 6

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) Not applicable

Item 4.  Ownership
 (a) Amount Beneficially Owned:
         1,367,500 as of December 31, 1998
 (b) Percent of Class:
         7.0%
 (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote: 1,367,500
         (ii)  shared power to vote or to direct the vote: None
         (iii)  sole power to dispose or to direct the disposition of: 1,367,500
         (iv)  shared power to dispose or to direct the disposition of: None

Item 5.  Ownership of Five Percent or Less of a Class
Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable

CUSIP NO. 401829106          13G                               Page 4 of 4 Pages



Item 8.  Identification and Classification of Members of the Group
Not applicable

Item 9.  Notice of Dissolution of Group
Not applicable

Item 10.  Certification
Not applicable



                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 5, 1999


SCIOS INC.

     /s/ John H. Newman
By:___________________________
         John H. Newman
         Senior Vice President,
         General Counsel and Secretary